Exhibit (3) (i)

ARTICLES OF AMENDMENT

OF

IDAHO GENERAL MINES, INC.

Pursuant to the provisions of the Idaho Business Corporation Act, Title 30 Chapter 1 Part 10, the following Articles of Amendment to Amended and Restated Articles of Incorporation are submitted for filing to amend Article IV - Authorized Capital Stock to reclassify the Preferred Stock as set forth herein.

AMENDED ARTICLE IV

The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Series A Preferred Stock.

The total number of shares of Common Stock that the corporation shall have authority to issue is Two Hundred Million (200,000,000).  The shares shall have $.001 par value.  All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Series A Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000).  The Series A Preferred Stock shall have $.001 par value and be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its shareholders for the purpose of winding-up its affairs.  The authorized but unissued shares of Series A Preferred Stock may be divided into and issued in designated sub-series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the preferences, limitations and relative rights of each series of Series A Preferred Stock within the limits set forth in Section 30-1-601 of the Idaho Business Corporation Act.

Pursuant to Section 30-1-1005 of the Idaho Business Corporation Act, this Amendment has been approved by the Idaho General Mines, Inc. Board of Directors.  No shareholder approval is required for this Amendment.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this ___ day of November, 2004.

IDAHO GENERAL MINES, INC.

/s/ Robert L. Russell

By ____________________________________

Robert L. Russell, President